SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 (212) 839 5300 (212) 839 5599 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON	LOS ANGELES NEW YORK SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.
FOUNDED 1866

Exhibit 12

September 15, 2008

BlackRock Funds
800 Scudders Mill Road
Plainsboro, New Jersey  08536

BlackRock Technology Fund, Inc.
800 Scudders Mill Road
Plainsboro, New Jersey  08536

Re:           Reorganization of BlackRock Global Science & Technology OpportunitiesPortfolio and BlackRock Technology Fund

Ladies and Gentlemen:

You have requested our opinion as to certain Federal income tax consequences of (i) the acquisition by BlackRock Global Science & Technology Opportunities Portfolio (“Acquiring Fund”), an open-end, registered management investment company that is a series of BlackRock Funds (the “Trust”), a Massachusetts business trust, of substantially all of the assets of BlackRock Technology Fund, Inc. (“Target Fund”), an open-end, registered management investment company that is a Maryland corporation, and the assumption by Acquiring Fund of the Stated Liabilities of Target Fund, and (ii) the simultaneous distribution of newly issued Investor A, Investor B, Investor C, Institutional and R shares of beneficial interest of Acquiring Fund, each with a par value of $0.001 per share (collectively, the “Acquiring Fund Shares”) to shareholders of Target Fund, (the steps in (i) and (ii), collectively, the “Reorganization”).  After the Reorganization, Target Fund will cease to operate, will have no assets remaining, will have final federal and state (if any) tax returns filed on its behalf and will have all of its shares cancelled under Maryland law.

This opinion letter is furnished pursuant to Section 8.6 of the Agreement and Plan of Reorganization, dated as of May 5, 2008, by and between the Trust, on behalf of Acquiring Fund and Target Fund (the “Plan”).  All terms used herein, unless otherwise defined, are used as defined in the Plan.

In rendering our opinion, we have reviewed and relied upon (a) the Plan, (b) the Registration Statement on Form N-14 (File No. 333-150026) of BlackRock Funds, as amended to date (the “N-14 Registration Statement”), and (c) certain representations concerning the Reorganization made by Acquiring Fund and Target Fund in letters dated September 15, 2008 (the “Representations”).

BlackRock Funds
BlackRock Technology Fund, Inc.
September 15, 2008

Based upon current law, including cases and administrative interpretations thereof and on the reviewed materials listed above, it is our opinion that:

1.  The acquisition by Acquiring Fund of substantially all of the assets of Target Fund and the assumption by Acquiring Fund of the Stated Liabilities, as described in the Plan, will constitute a reorganization within the meaning of section 368(a)(1) of the Internal Revenue Code of 1986, as amended (the “Code”), and Acquiring Fund and Target Fund will each be a “party to a reorganization” within the meaning of section 368(b) of the Code.

2.  In accordance with section 361(a) of the Code, Target Fund will not recognize any gain or loss either on the transfer of substantially all of its assets to Acquiring Fund in exchange solely for shares of its common stock and the assumption by Acquiring Fund of the Stated Liabilities or on the simultaneous distribution of such common stock to Target Fund shareholders.

3.  Under section 1032 of the Code, Acquiring Fund will not recognize any gain or loss as a result of the acquisition by Acquiring Fund of substantially all of the assets of Target Fund in the Reorganization.

4.  In accordance with section 354(a)(1) of the Code, shareholders of Target Fund will recognize no gain or loss on the exchange of their shares of Target Fund common stock solely for corresponding shares of Acquiring Fund common stock.

5.  Under section 362(b) of the Code, the basis of the assets of Target Fund received by Acquiring Fund will be the same as the basis of such assets to Target Fund immediately before the Reorganization.

6.  Under section 358 of the Code, the aggregate basis of the shares of Acquiring Fund common stock, including fractional shares, received by each shareholder of Target Fund will be the same as the aggregate basis of the shares of common stock of Target Fund exchanged pursuant to the Reorganization.

7.  Under section 1223 of the Code, the holding period of the shares of Acquiring Fund common stock, including fractional shares, received in the Reorganization will include the holding period of the shares of Target Fund common stock exchanged pursuant to the Reorganization, provided that such shares of common stock were held as a capital asset on the date of the Reorganization.

BlackRock Funds
BlackRock Technology Fund, Inc.
September 15, 2008

8.  Under section 1223 of the Code, the holding period of the assets acquired by Acquiring Fund from Target Fund will include the period during which such assets were held by Target Fund.

9.  Pursuant to section 381 of the Code and section 1.381(a)-1 of the Income Tax Regulations, Acquiring Fund will succeed to and take into account the items of Target Fund described in section 381(c) of the Code, subject to the provisions and limitations specified in sections 381, 382, 383, and 384 of the Code and the regulations thereunder.  Under section 381(b) of the Code, the tax year of Target Fund will end on the date of the Reorganization.

Our opinion represents our best legal judgment with respect to the proper federal income tax treatment of the Reorganization, based on the facts contained in the Plan, the N-14 Registration Statement and the Representations.  Our opinion assumes the accuracy of the facts as described in the Plan, the N-14 Registration Statement and the Representations and could be affected if any of the facts as so described are inaccurate.  Our opinion does not address any gain or loss that may be recognized or any related adjustment to tax basis as a result of the closing of the taxable year of the Target Fund, or any gain or loss that may be recognized or any related adjustment to tax basis on account of the transfer of particular assets of the Target Fund that are subject to special gain recognition rules under the Code.

We are furnishing this opinion letter to the addressees hereof, solely for the benefit of such addressees in connection with the Reorganization.  This opinion letter is not to be used, circulated, quoted or otherwise referred to for any other purpose.

Very truly yours,

Sidley Austin llp